Exhibit 1
FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION OVER
UNITED STATES NEWS OR WIRE SERVICES

2121 — 11th Street West
Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

1 University Avenue, Suite 1500
Toronto, Ontario, M5J 2P1 Canada
Tel: (416) 204-1953 Fax: (416) 204-1954

Cameco Announces Completion of Centerra Common Share Sale
Saskatoon, Saskatchewan and Toronto, Ontario — December 30, 2009 — Cameco Corporation (TSX: CCO; NYSE: CCJ) and Centerra Gold Inc. (TSX: CG) today announced the closing of Cameco’s previously announced public offering of 88,618,472 common shares of Centerra through a syndicate of underwriters led by CIBC World Markets Inc. and RBC Capital Markets, at a price of C$10.25 per share, for net proceeds of approximately $871 million.
Concurrently with today’s closing, Cameco has arranged to transfer an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn JSC pursuant to the Agreement on New Terms which Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of the closing of the public offering, and upon the completion of the transfer of the Centerra common shares to Kyrgyzaltyn JSC as described above, Cameco will have disposed of its entire interest in Centerra.
This news release is not an offer to sell, or a solicitation of an offer to buy, any securities. The securities referred to in this news release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Centerra, which is based in Toronto, Ontario, is a growth-oriented, gold company focused on acquiring, exploring, developing and operating gold properties primarily in Asia, the former Soviet Union and other emerging markets worldwide. Centerra is a leading North American-based gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra has 234,857,228 common shares outstanding, which trade on the Toronto Stock Exchange.

Additional information
Additional information on Cameco is available on SEDAR at www.sedar.com and the Company’s website at www.cameco.com.
Additional information on Centerra is available on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.
For further information, please contact:

Cameco Corporation		Centerra Gold Inc.

Investor inquiries:	Media Inquiries:	John W. Pearson
Rachelle Girard	Lyle Krahn	Vice President, Investor Relations
(306) 956-6403	(306) 956-6316	(416) 204-1241
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